Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-173337, Registration Statement No. 333-150239 and Registration Statement No. 333-180876 on Form S-3 and in Registration Statement No. 333-156084 on Form S-8 of our report dated February 27, 2014, relating to the consolidated financial statements of Genesis Energy, L.P. and subsidiaries (the "Partnership"), and the effectiveness of the Partnership's internal control over financial reporting which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Partnership's reporting of the retrospective effect of new disclosure requirements related to balance sheet offsetting of assets and liabilities), appearing in this Annual Report on Form 10-K of the Partnership for the year ended December 31, 2013.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

February 27, 2014